SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 1, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated May 02 2006 and titled: iPass and Nokia develop Wi-Fi connectivity client for Nokia business mobile devices

2.

Nokia Press Release dated May 03 2006 and titled: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of The Capital Group Companies, Inc. in Nokia Corporation exceeded 5%

3.	Nokia Press Release dated May 03 2006 and titled: BAE Systems selects Nokia to supply GSM/EDGE network

4.	Nokia Press Release dated May 04 2006 and titled: Winners of Nokia Nseries See New Competition Revealed

5.	Nokia Press Release dated May 04 2006 and titled: ATI and Nokia announce strategic relationship to enable new mobile multimedia experiences

6.	Nokia Press Release dated May 04 2006 and titled: Nokia 6131 camera phone now shipping

7.	Nokia Press Release dated May 05 2006 and titled: Seville Gives The Thumbs Up To Mobile TV

8.	Nokia Press Release dated May 08 2006 and titled: TIPA chooses Nokia N80 as Best Mobile Imaging Device 2006

9.	Nokia Press Release dated May 08 2006 and titled: MTPCS and Nokia build GSM network in Montana

10.	Nokia Press Release dated May 09 2006 and titled: Exercises with stock options of Nokia Corporation

11.	Nokia Press Release dated May 09 2006 and titled: Nokia enhances security portfolio with Unified Threat Management (UTM)

12.	Nokia Press Release dated May 09 2006 and titled: Nokia and Gameloft announce expanded mobile gaming collaboration

13.	Nokia Press Release dated May 09 2006 and titled: Taito to adopt Nokia’s SNAP Mobile platform for connected mobile game publishing

14.	Nokia Press Release dated May 09 2006 and titled: Nokia unveils first range of next generation mobile games

15.	Nokia Press Release dated May 09 2006 and titled: Nokia showcases consumer experience of new mobile gaming platform

2

16.	Nokia Press Release dated May 10 2006 and titled: Nokia 5500 Sport: Smartphone with a six-pack

17.	Nokia Press Release dated May 11 2006 and titled: Digita and Nokia signed world’s first commercial DVB-H mobile TV platform supply contract

18.	Nokia Press Release dated May 15 2006 and titled: Nokia to Showcase New Mobility Initiatives in Support of Java Technology at Javaone 2006 Conference

19.	Nokia Press Release dated May 16 2006 and titled: Nokia’s software strength on display at TeleManagement World, Nice

20.	Nokia Press Release dated May 16 2006 and titled: Nokia shows innovation leadership with new Open EMS Suite platform

21.	Nokia Press Release dated May 16 2006 and titled: Nokia wins a Unified Device Management solution deal with Elisa

22.	Nokia Press Release dated May 16 2006 and titled: The Nokia 770 Internet Tablet adds Internet calls and Instant Messaging support

23.	Nokia Press Release dated May 16 2006 and titled: Nokia announces the availability of JSR 232 for public review

24.	Nokia Press Release dated May 18 2006 and titled: Nokia expands Intellisync Device Management Offering for Businesses

25.	Nokia Press Release dated May 18 2006 and titled: The smallest of Nokia Eseries, the Nokia E50 business device for mobile professionals

26.	Nokia Press Release dated May 19 2006 and titled: Nokia wins GSM expansion deal with Sichuan Unicom in China

27.	Nokia Press Release dated May 22 2006 and titled: Nokia Multimedia Car Kit CK-20W takes multimedia from mobile to automobile

28.	Nokia Press Release dated May 22 2006 and titled: Nokia opens a new office in Beirut

29.	Nokia Press Release dated May 23 2006 and titled: Nokia in China for the future

30.	Nokia Press Release dated May 23 2006 and titled: Nokia Services partners to expand its messaging solution portfolio

31.	Nokia Press Release dated May 24 2006 and titled: Nokia releases ‘Web Browser for S60’ engine code to open source community

32.	Nokia Press Release dated May 24 2006 and titled: Nokia confirms its strong, leading GSM IPR position

33.	Nokia Press Release dated May 26 2006 and titled: Nokia receives a payment of USD 341 million from the Turkish government in the settlement of the Telsim matter

34.	Nokia Press Release dated May 29 2006 and titled: Get hooked on Creatures of the Deep for N-Gage at www.mobileangler.com

35.	Nokia Press Release dated May 30 2006 and titled: Nokia Corporation and Nokia, Inc., Enforce Anti-Counterfeiting Measures

3

PRESS RELEASE

May 02, 2006

iPass and Nokia develop Wi-Fi connectivity client for Nokia business mobile devices

Nokia connects its own people with iPass

Redwood Shores, CA, USA / Espoo, Finland - iPass Inc. (NASDAQ: IPAS) and Nokia Enterprise Solutions today announced they are developing iPass wireless connectivity software for the Nokia 9500, the Nokia 9300i and the Nokia Eseries devices. Based on the award-winning iPassConnect(TM) universal client, this software will extend availability of the iPass secure remote access service to users of Nokia Business devices.

In addition, Nokia began a user pilot of the iPass Corporate Access service, ahead of a planned company-wide roll-out around the world later this quarter. Through iPass service, Nokia plans to provide its remote and mobile employees with secure and reliable connectivity to company resources via the Internet.

The collaboration will initially focus on the development of a wireless connectivity client for select Nokia mobile business devices running on Series 80 and S60 software platforms. The client for the Nokia 9300i and the Nokia 9500 is expected to be available by the summer, while the client for the Nokia Eseries devices is scheduled for availability by the end of 2006. This will allow users of Nokia devices to access the world’s largest Wi-Fi network, provided by iPass, for the first time. The iPassConnect client is also available for Windows, Mac OS and Windows Mobile operating systems.

“It goes without saying that remote and mobile working come as second nature to Nokia customers and employees,” said Susan Macke, vice president, product marketing, Enterprise Solutions, Nokia. “We recognize that ubiquitous connectivity and a simple and easy-to-use way of accessing resources remotely is paramount. The iPass service delivers intuitive wireless connectivity for Nokia business devices. Customers may conveniently and securely connect from thousands of global Wi-Fi access locations at premium business locations such as airports, hotels and convention centers,” she added.

Users of the Wi-Fi enabled Nokia mobile business devices will be able to join the hundreds of thousands of active quarterly iPass users who can securely connect to the Internet and key corporate applications from approximately 50,000 Wi-Fi venues worldwide. The iPass service enables business users with PC’s and Wi-Fi enabled mobile phones to securely access critical line of business applications and maximise their productivity, on the road, at home or in the office.

“Working with the world’s leading mobile communications company is a strong validation of our strategy of a single universal service for all remote and mobile access. It marks a positive entry for us into the smart phone arena, and we believe that the iPass client software is ideally suited to deliver the simplicity and security that these devices require,” said Joel Wachtler, senior vice president of marketing and strategy, iPass. “We are looking forward to expanding our cooperation with Nokia so that users of the Nokia mobile business devices can enhance productivity, regardless of their location, through the iPass global Wi-Fi hotspot network,” he added.

iPass Corporate Access gives remote and mobile workers a safe and simple way to connect to the Internet from over 160 countries around the world with dial, ISDN, wired and wireless broadband connectivity. At the same time as integrating with existing security systems and technologies, it offers a full range of services including centralised policy-based management and end-to-end security enforcement that allow IT managers to maintain control over how users connect to the Internet without jeopardising key corporate assets.

About iPass Inc.

iPass provides trusted connectivity services that help enterprises maximize their return on investment in workforce mobility. With flexible iPass connectivity, security and endpoint management services, customers can build and manage their own broadband remote access solutions for mobile workers, branch offices and home offices. The iPass virtual network spans 160 countries and includes both the world’s largest Wi-Fi footprint and comprehensive fixed broadband coverage in North America.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

iPass® is a registered trademark of iPass Inc.

Media Enquiries:

Gillian Edwards

AxiCom for iPass

Tel: +44 20 8392 4064

Email: gillian.edwards@axicom.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 03, 2006

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of The Capital Group Companies, Inc. in Nokia Corporation exceeded 5%

Espoo, Finland - According to information received by Nokia Corporation, the holdings of The Capital Group Companies, Inc. have exceeded 5% of the share capital of Nokia.

The Capital Group Companies, Inc. is a holding company for several subsidiary companies engaged in investment management activities. As of April 21, 2006, The Capital Group Companies, Inc. and its subsidiaries hold through their clients the total of 211,684,445 Nokia shares consisting of both ADRs and ordinary shares. The holdings correspond to approximately 5.17 % of the share capital of Nokia.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 03, 2006

BAE Systems selects Nokia to supply GSM/EDGE network

Espoo, Finland - BAE Systems, the premier trans-Atlantic defense and aerospace company, has selected Nokia to build its GSM/EDGE network to support operations at its Merrimack, N.H., facilities.

Under the contract, Nokia will supply a GSM/GPRS/EDGE network of equipment and services, including a mobile softswitch solution (MSC Server System), a packet core network solution, radio network equipment, and the Nokia NetAct(TM) network and service management system in a self-contained, deployable unit configuration. Contract terms also include deployment, training and an extensive set of care services.

“Nokia’s GSM/EDGE network will enable us to utilize an industry leading platform in support of our ongoing activities with U.S. Government entities,” stated Rance Walleston, director of BAE Systems’ Information Operations Initiative.

In the past year, Nokia has built its government division in North America to address the needs of the government sector for world-class communications solutions. Nokia has full portfolios of radio and core network equipment, and services with proven commercial success that can strengthen the capabilities of the government sector.

“This initial contract with BAE Systems represents another step forward for Nokia’s growing U.S. government division. We look forward to working with BAE Systems to help adapt industry leading commercial technology to government applications,” said Tim J. Johnson, Vice President, Networks, Nokia.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and ser vices for network operators and corporations.

Media Enquiries:

Nokia, North America

Communications

Tel. +972 894 5211

Nokia, Networks

Communications

Tel. +358 7180 34379

BAE Systems

Keith Lewis

Tel. +603-885-2818

www.nokia.com

PRESS RELEASE

May 04, 2006

Winners of Nokia Nseries See New Competition Revealed

Five of world’s best photographers recognize up and coming photography talents

Espoo, Finland - A software engineer from India has today been named the global winner of the Nokia Nseries See New competition, one of the most ambitious mobile photography competitions ever undertaken, judged by five of the world’s best photographers.

Pinjalim Bora joined thousands of people from around the world taking up the challenge to ‘shoot new’ - capturing something from a different angle or something never previously photographed - using a megapixel camera phone. Pinjalim’s image, ‘The Nose Ball’ caught the eye of judge Raghu Rai, one of India’s most respected documentary photographers and was then voted the overall winner by a panel of Nokia imaging experts.

Pinjalim wins a money-can’t-buy prize: the chance to spend a day with Raghu Rai assisting him on a photoshoot as well as two flights with Virgin Airlines and a Nokia N90.

Raghu Rai said of his chosen winner: “I felt this image was very well-focused and had a well exposed frame. The photographer has also shown real mastery of the camera phone medium by capturing a sharp, clean and spontaneous image.”

Pinjalim Bora, said: “I am really overwhelmed to have received this recognition from such a high-profile photographer. The image was completely spontaneous and I took it with my Nokia 3230 on one fine Sunday morning when I stepped outside to pick up the newspaper. I’m very much looking forward to spending the day assisting Raghu Rai on one of his photoshoots.”

Fellow judges included internationally renowned photographer, Juergen Teller who selected ‘The Stairs to Perdition’ by Razvan Velev from Romania; leading American photographer, Philip-Lorca DiCorcia who chose ‘The Swing’ by Subhash Sharma of the USA; award winning London-based photographer, Nick Waplington who selected ‘Geko’ by fellow Brit Anders Fraser and Jiancheng Dong, a prominent landscape and documentary photographer from China whose chosen image was ‘Seaside’ by Mark Higginson from Australia. All of the runners up win the chance to spend a day with the photographer who selected their image, assisting them on a photoshoot, as well as a Nokia N90.

The competition launched in October, and to inspire people to enter, the stellar line-up of professional photographers themselves ‘shot new’ using the Nokia N90 advanced imaging device. Their images and the winner’s images can be viewed at www.seenew.com.

“It’s fantastic to see that so many people have taken up the challenge to ‘shoot new’ using their camera phone” said Tapio Hedman, senior vice president, Multimedia Marketing, Nokia. “We’ve had some stunning entries that have really reflected the endless possibilities of camera phone photography and the opportunities it offers in capturing truly spontaneous moments. It’s great to be uncovering talent of this sort. “

The Nokia N90 is an advanced imaging product in the Nokia Nseries range of high performance multimedia computers. Packed with advanced camera features to capture great quality photos, the Nokia N90 is the world’s first mobile device to feature superior Carl Zeiss optics plus there’s a two megapixel camera with autofocus and 20x digital zoom, integrated flash, macro mode for sharp close-ups and high quality video capture with on-device editing capabilities.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

For the winning images, please contact

Seenewcompetition@redconsultancy.com

Tel. +44 207 025 6440 / +44 207 025 6539

www.nokia.com

PRESS RELEASE

May 04, 2006

ATI and Nokia announce strategic relationship to enable new mobile multimedia experiences

Markham, Canada, and Espoo, Finland - ATI Technologies Inc. and Nokia today announced a long-term strategic relationship to bring enhanced mobile multimedia experiences to Nokia customers. As leaders in their respective industries, ATI and Nokia are now working closely together to drive high quality multimedia experiences such as music playback, 3D gaming, mobile TV, video and more for Nokia mobile device users worldwide.

“Working with ATI underscores the commitment that Nokia has in providing unparalleled mobile multimedia experiences to consumers,” said Ilkka Raiskinen, Senior Vice President, Multimedia Experiences, Nokia. “With the mobile device now at the center of people’s lives, we want people to have access to fantastic mobile content when and where they want. We are announcing our collaboration with ATI now, so that developers have the next 12 to 18 months to be innovative and create world class mobile multimedia experiences.”

With mobile devices becoming ever more powerful and complex, ATI and Nokia are working to drive the complexity out of multimedia development by promoting open standards and providing integrated hardware, software and tools. In this way, developers need only create content once for consumers to enjoy on a range of devices. Specifically, ATI aims to provide a dedicated tools chain and software development kit (SDK) for developers in the fall of 2006. ATI and Nokia will also hold a series of joint workshops in the second half of this year to showcase the environment to key developers.

“Our role is to enable all content, from ultra-high quality music playback to 3D gaming, and we’ll jointly guide and support the members of the content development community as they focus on creating amazing user experiences,” said Paul Dal Santo, Vice President and GM, Handheld Products, ATI. “With a shared vision of how multimedia impacts the mobile market, Nokia and ATI are providing much needed direction and a framework to move the whole industry forward.”

Conference Call Information

ATI Technologies Inc. will host a conference call for investors and analysts today 11:00 AM (EDT) to discuss this announcement. To participate in the conference call, please dial 416-641-6117 ten minutes before the scheduled start of the call. No password is required. Replays of the conference call will be available through May 11, 2006 by calling 416-695-5800. The passcode is 3185766.

Important Information Regarding Forward-looking Statements

Certain statements in this news release, including but not limited to the benefits that will result from a long-term strategic relationship with Nokia, the delivery of dedicated tools chain and SDK for developers in the fall of 2006, and the effect of the ATI’s and Nokia’s long-term strategic relationship will have in the mobile market, may be considered “forward-looking”. Such forward-looking statements are based on current expectations and, accordingly, entail various risks and uncertainties. Risks that could cause actual results to differ materially from such forward-looking statements include introduction of new products by our competitors, rapid and frequent changes in technology, consumer demand for multimedia mobile products, and the successful and timely development of multimedia products for the mobile market. We therefore cannot provide any assurance that such forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause actual results to differ materially from any forward-looking statement is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2005 Annual Information Form and 2005 Annual Report filed on SEDAR at www.sedar.com. Our Form 40-F and other filings we make with the U.S. Securities and Exchange Commission are available on EDGAR at www.sec.gov.

About ATI Technologies

For more information about ATI’s Imageon graphics products, please visit www.ati.com/handheld.

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2005 revenues of US $2.22 billion, ATI has more than 3,400 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

ATI Technologies

Chris Evenden, Director, PR

Tel. +1 905 882 2600 x2629

E-mail: cevenden@ati.com

Nokia, Multimedia

Communications

Tel. +358 7180 45751

www.nokia.com

PRESS RELEASE

May 04, 2006

Nokia 6131 camera phone now shipping

Slim style, superior usability and 16 million color display hallmarks of quadband phone

Espoo, Finland - Nokia has started deliveries of the Nokia 6131 phone, a sophisticated and stylish camera phone that offers powerful feature set, including a 1.3 megapixel camera and a superb 16 million color display. The quadband Nokia 6131 will be coming to shops across Europe, Asia, Africa and select Latin American countries. A version for North American markets, the Nokia 6126 will also be available during the second quarter of this year.

“The Nokia 6131 offers everything in balance - superior usability and top performance in a desirable, slim design. We are confident that Nokia 6131 will be a highly appealing choice for consumers who want a stylish phone that doesn’t compromise on features, quality and ease-of-use,” says Aage Snorgaard, Senior Vice President, Mobile Phones, Nokia.

Easy to hold, simple to use

Reflecting the balance between style and comfort, the slim lines and top-quality materials of the Nokia 6131 make it pleasant to the eye and the touch. This sophisticated phone pays careful attention to ergonomics, both in its compact, folding design and elegantly spaced keypad with clearly separated keys, which makes dialing and messaging quick and easy.

The smoothly curved model fits naturally in the palm of a hand, and the soft-touch black finish makes the phone comfortable to hold. Adding a special touch of convenience, the Nokia 6131 includes a unique push-to-open button - the phone gently opens at the press of a button, offering convenient one-hand messaging, dialing and answering calls.

Capture the moment, enjoy music on the go

The vibrant 16 million true color display in the Nokia 6131 phone makes text and icons incredibly sharp and brings images to life. The brilliant display complements the 1.3 megapixel camera, making capturing, viewing and sharing images easy. For additional fun, video clips captured with the phone’s video recorder can be used as video ring tones on both internal and external displays.

Enjoying music on the go is also easy with the Nokia 6131 as the phone includes a built-in digital music player and FM stereo radio. Captured moments and favourite music can be stored on the optional hot-swappable microSD memory card, offering storage for a wide selection of images or music files.

The Nokia 6131 also offers a powerful set of features ideal for business use, including email with attachements, Bluetooth technology, quadband functionality and fast browsing and downloads with EDGE.

A full list of features is available at www.nokia.com/6131

Pictures of the Nokia 6131 phone are available at www.nokia.com/press

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 05, 2006

Seville Gives The Thumbs Up To Mobile TV

Seville Consumer DVB-H Trial a Huge Success

Highlights:

• 80.08% of the participants would recommend the Mobile TV service

• 8 out of 10 participants consider the service “very easy” to use

• News, series and magazine programmes are, in that order, the most popular content

• The trial started on the 16th December and involved 300 consumers within the city of Seville

Seville, Spain - Abertis Telecom, Nokia and Vodafone España today presented the first conclusions of a pilot scheme for digital television on mobile phones, based on DVB-H (Digital Video Broadcasting - Handheld) technology, which began in the city on the 16th December 2005.

300 users took part in the pilot which offered 14 television channels from a variety of local broadcasters including, Antena 3 TV, Net TV, Sogecable, Telecinco, RTVA (Canal Sur), RTVE, RTVV (Canal Nou) and Veo TV.

The key finding is that 72.8% of those taking part are very or quite interested in Mobile TV while 80.08% would recommend it.

In addition, participants used the service for 35.39 minutes on average per day and 37.90 minutes at weekends.

The most popular content among participants was news, series and magazine programmes. This compares with films, sport and documentaries which are the most popular content on traditional terrestrial broadcast TV services.

Mobility, use of available time and fast access to news or to a favourite programme are the three core factors contributing to the success of the service which, for 8 out of 10 participants, was ‘very easy’ to use.

DVB-H (Digital Video Broadcast Handheld) technology involves adapting terrestrial digital television standards to the specific requirements imposed by its use on the move, such as low battery consumption and small screen size.

The Mayor of Seville, Alfredo Sánchez Monteseirín, together with directors from Abertis Telecom, Nokia and Vodafone España, presented the results of this consumer Mobile TV trial at an event in Seville on Friday 5 May. Seville was selected for the pilot four months ago as a city at the forefront of technical innovation. In addition to the consumer trial, the project has also involved the creation of an experimental platform for mobile TV and the development of new technologies for mobile communications.

Abertis, Nokia and Vodafone España declared that they were highly satisfied with the first conclusions on this new system for delivering mobile television, which offers consumers content which they are already familiar with from conventional television services.

Abertis Telecom

Abertis Telecom is the leading telecommunications infrastructures and services group in Spain. Through Tradia and Retevisión, it has more than 3,000 sites for the broadcast and distribution of analogue and digital radio and television signals. It also provides the widest range of mobile radio communication services for security and emergency telecommunications services for telephone operators. It is part of Abertis, the leading private corporation in Spain in the management of transport and communications infrastructures.

Vodafone

VODAFONE España is part of the Vodafone Group, the leading mobile phone company in the world, with the presence of 27 countries and agreements with another 32 throughout the five continents. VODAFONE provides a full range of mobile telecommunications services, including voice and data communication, to be accessed by a proportional figure of more than 179 million customers. The almost 13 million Vodafone España customers benefit from the experience and capacity of this leading world company, which helps its customers - individuals, businesses and communities - to be better connected in the mobile world.

Vodafone is a global organisation recognised throughout the world because of the quality of its service and the innovation in its products. Vodafone’s latest global service range, Vodafone live!, with 3G, opens up a world of mobile communication in colour through messages with photos and videos, also providing television, video games, polyphonic melodies and real music, news, e-mail, chat and services based on the location. Vodafone live! is available in 23 countries and has more than 38 million active customers throughout the world.

Nokia

Nokia is the world leader in mobile communications, promoting the growth and sustainability of the mobility sector as a whole. Nokia connects people and allows them to access the information they are interested in, providing innovative, easy-to-use products such as mobile phones, devices and solutions for the world of images, games, communications media and business. Nokia provides equipment, solutions and services to mobile network operators and companies.

Media Enquiries:

Vodafone España External Communications

Mamen Rodrigo

Tel: +34 610/513667

E-mail: mamen.Rodrigo@vodafone.com

Abertis Telecom

Communication

Tel: +34 93 230 50 84

Tel: +34 91 310 70 45

E-mail: abertis.comunicación@abertis.com

Nokia, Spain

Communications

Solange Cummins

Tel: +34 91 211 95 81

E-mail: Solange.cummins@nokia.com

PRESS RELEASE

May 08, 2006

TIPA chooses Nokia N80 as Best Mobile Imaging Device 2006

Espoo, Finland - Nokia today revealed that the Nokia N80 multimedia computer has been voted the Best Mobile Imaging Device in Europe 2006 by the Technical Image Press Association (TIPA), the largest photo and imaging press association in Europe. The award is an endorsement of the Nokia N80’s industry-leading feature set, which makes it one of the most high performance devices currently available in the marketplace.

Commenting on the award, TIPA praised the Nokia N80 as “so much more than just a camera phone.” The official comment from the TIPA Awards 2006 jury reads: “the Nokia N80 is a multimedia device with a host of superb functions. It combines a 3 megapixel camera, integrated flash, 20x digital zoom, video and MP3 player into one stylish package. As soon as you switch on, the N80 is ready to shoot. Using a 2GB miniSD card you can store nearly 1000 images at up to 2048x1536 (JPEG up to 16.7 million/24-bit color). Printing your images is easy, too. You can take the images off the miniSD card or connect the N80 to your printer via PictBridge or Bluetooth. The WiFi feature also allows you to send your images to any compatible TV or PC, plus you can edit your images, add text and some special effects.”

The Nokia N80 is part of the Nokia Nseries, a range of high performance multimedia computers that incorporate multiple functionalities in one beautifully designed device. With Nokia Nseries products, people can use a single device to do everything from snapping print-quality images, reading email, listening to music, browsing the Web, watching TV on the move, and much more. Moreover, multimedia computers can effortlessly be connected to the Internet, enabling people to communicate, create and share experiences, participate in Internet communities and access digital content using available mobile broadband connections such as WLAN and 3G.

“The compact yet feature-rich Nokia N80 has raised the bar for mobile devices, and we are delighted to receive this accolade from consumer electronics magazines across Europe,” said Mads Winblad, vice president, Multimedia Sales and Channel Management, EMEA, Nokia. “This award is also an endorsement of the technological leadership of the Nokia Nseries range of multimedia computers. Comprising the functionality of a highly advanced converged mobile device, the Nokia N80 empowers people to pursue professional goals and personal passions with equal fervor.”

TIPA was founded in 1991 as an independent, non-profit association of European photo and imaging magazines. With 31 member magazines from twelve countries, it is currently the largest photo and imaging press association in Europe. Once a year, editors from the TIPA member magazines meet to vote for the Best Photo and Imaging Products in Europe. The TIPA Awards Ceremony this year will take place in Cologne, Germany, on the opening day of Photokina 2006.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 08, 2006

MTPCS and Nokia build GSM network in Montana

Nokia enhances its leading position in Release 4 core networks deployments

Espoo, Finland - MTPCS, LLC, d.b.a. Chinook Wireless, has selected Nokia to build a GSM/GPRS/EDGE network throughout Montana. Nokia is supplying 100 percent of the radio and core network, along with network services. The companies have signed a five-year supply contract covering equipment, network planning services, deployment services and Nokia Care services.

Chinook Wireless will be deploying one of North America’s first 3GPP Release 4 network architectures, using Nokia’s mobile softswitch solution MSC Server System. Additionally, Nokia is providing a portfolio of services, including network planning, installation, integration, and testing.

“Chinook Wireless is committed to delivering the highest quality wireless voice and data services in the State of Montana,” said Jonathan Foxman, President and CEO. “Nokia’s GSM/GPRS/EDGE solution will enable Chinook to deliver state-of-the-art digital wireless services. With Nokia’s support, we will provide a service that will greatly exceed our customers’ expectations.”

The GSM/GPRS/EDGE network will replace Chinook Wireless’ CDMA network, enabling subscribers to benefit from higher performing network service with increased coverage, higher voice quality and advanced digital data services like multimedia messaging and Internet browsing.

“Chinook Wireless has given Nokia a unique opportunity to build a GSM/GPRS/EDGE greenfield network with our industry-leading radio and core network equipment,” said Tim Johnson, Vice President, Networks, Nokia. “We look forward to continuing our collaboration with Chinook Wireless and bringing Montana residents superior wireless voice and data experiences.”

With its Networks division, Nokia is a leading provider of mobile and IP network infrastructure to mobile, fixed, and hybrid operators and provides a full portfolio of radio and core network equipment and services.

About Chinook Wireless

Chinook Wireless provides wireless communications services to communities across the State of Montana. Chinook Wireless was formed in May 2005 to acquire the wireless operations of Blackfoot Communications, Inc., and 3 Rivers Telecommunications, Inc. as an initial platform from which to grow. Chinook Wireless is committed to becoming a strongly positive force and a catalyst for growth in Montana by delivering the highest quality wireless voice and data services.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Inquiries:

Chinook Wireless

Rebecca Morgan, Dir. of Marketing

Tel. +1 406 467 4830

Nokia, North America

Communications

Tel. +1 972 894 5211

communication.corp@nokia.com

Nokia, Networks

Communications

Tel. +358 7180 34379

www.nokia.com

PRESS RELEASE

May 09, 2006

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 938,290 shares of Nokia Corporation (“Nokia”) were subscribed for as of May 9, 2006 based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 56,297.40 in Nokia’s share capital and an increase of EUR 13,515,850.20 in shareholders equity. The new shares carry full shareholder rights as from the registration date, May 9, 2006. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 245,601,763.92 and the total number of shares is 4,093,362,732 including the shares that are held by the company.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 09, 2006

Nokia enhances security portfolio with Unified Threat Management (UTM)

New Nokia IP390 Firewall/VPN offers superior midrange price/performance; first appliance to run UTM

Mountain View, CA, USA/Espoo, Finland - Nokia, the world leader in mobile communications, today announces plans to offer Unified Threat Management (UTM) solutions in its portfolio of high-performance IP Security Platforms. In line with its legacy for offering best-of-breed security solutions, Nokia is introducing the Nokia IP390 Firewall/VPN appliance, a new mid-range price/performance leader. The Nokia IP390 will be the first platform to support the new Check Point® VPN-1 UTM package and VPN-1 Power solution to help customers add more real-time threat mitigation to their security investments.

“UTM is emerging as one of the most important aspects of a secure mobile enterprise, as CIOs perform a delicate balancing act between providing access to mobile workers and securing the corporate network,” said Tom Furlong, vice president, Security and Mobile Connectivity, Nokia Enterprise Solutions. “With our comprehensive enterprise strategy and expanding portfolio of high-performance security solutions and products such as the Nokia IP390, Nokia is removing the ‘either, or’ dilemma for CIOs in companies of all sizes.”

Running on Nokia IP Security Appliances, the Check Point VPN-1 UTM and VPN-1 Power solutions add security functionality to address new applications such as AV (anti-virus), SmartDefense, Web, application firewall and SSL VPN, and also add another layer to enterprise detection and real-time mitigation. Combined with Nokia Horizon Manager and Appliance Manager, these solutions allow IT managers to easily migrate firewall policies, as well as set up, monitor and maintain security appliances.

“There are many UTM solutions to choose from but the core elements of functionality, security, performance and manageability cannot be compromised,” said Ken Fitzpatrick, chief marketing officer for Check Point Software Technologies. “Now customers of all sizes can choose Check Point on Nokia and benefit from two market leaders who are proven in securing information as part of enterprise-class deployments.”

Nokia IP390 Firewall/VPN Appliance

Nokia Firewall/VPN appliances are purpose-built to protect corporate applications and data while running in line within the world’s most demanding network environments. Nokia IP390 continues this tradition with market-leading performance, port density, serviceability and expandability into the midrange firewall market. Nokia IP390 features four integrated 10/100/1000 BASE-T Ethernet interfaces, Integrated Type II PCMCIA slots, and 1 GB RAM, expandable to 2 GB. For optimum reliability, Nokia IP390 is flash-based, with an optional local hard drive to support local logging. The new platform features the hardened Nokia IPSO(TM) secure operating system and is backed by Nokia’s world-class First Call - Final Resolution global support and services. The Nokia IP390 is a RoHS compliant, lead-free manufacturing appliance.

“Nokia brings a unique heritage in security and mobile communications that is required to protect the applications that are being extended to more and more mobile devices,” said Scott Crane, principal consultant of ThinkSecure, an IT consulting firm in Sydney, Australia. “The performance of Nokia IP390 has the capacity to handle high traffic loads now and to grow as more sophisticated applications and access points are added.”

Pricing and Availability

Nokia IP390 is available now globally as a base system and as a combination with Gigabit interfaces starting at $6,995 USD.

The Nokia IP Security family addresses offerings for small home offices to the world’s largest enterprises, and complements the company’s secure connectivity offerings including Nokia SSL VPN and Nokia IP VPN. Security is an integral part of mobility solutions today, and is a component of Nokia’s comprehensive business mobility portfolio that also consists of devices such as the Nokia 9300 and Nokia 9300i enterprise smartphones, and the Nokia Eseries family of devices; and software like its Intellisync Mobile Suite and others that enable mobile applications such as email and enterprise voice.

For more information about the new offerings and the rest of Nokia’s business mobility solutions, visit www.nokia.com/business.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Enterprise Solutions

Communications

Tel: +1 914 368 0400

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 09, 2006

Nokia and Gameloft announce expanded mobile gaming collaboration

Los Angeles, CA, USA - Nokia and Gameloft today announced a strategic collaboration to make a range of award winning Gameloft mobile games easily available to Nokia device owners. The relationship will allow for deeper cooperation between the two companies regarding development cooperation to ensure timely support of new Nokia handsets and technologies as well as the distribution of Gameloft games.

As part of this relationship, Gameloft will develop a number of Gameloft franchises for Nokia’s next generation mobile games platform which is expected to launch in the first half of 2007. As key industry leaders, Nokia and Gameloft will seek to bring increased value to consumers and channel partners through the delivery of fantastic games that are easy to discover, purchase and play.

“Nokia’s next generation-platform will provide a gaming experience that has never been seen on a mobile device and we’re dedicated to support it with our best titles and brands,” said Michel Guillemot, President, Gameloft. “We’re very excited to strengthen our relationship with Nokia, who is the world’s leader in mobile communications.”

“Gameloft has been a driving force in the mobile games industry so it’s only natural for us to increase our level of cooperation as we evolve our mobile games strategy and launch our next generation games platform next year,” said Jaakko Kaidesoja, director, games, Multimedia, Nokia. “Gameloft has an amazing portfolio of mobile games and supporting technologies that generate fantastic mobile experiences. Working with them fits well with our strategy.”

About Gameloft

Gameloft is a leading international publisher and developer of video games for mobile phones. Established in 1999, it has emerged as one of the top innovators in its field. The company creates games for mobile handsets equipped with Java, Brew or Symbian technology. The total number of games-enabled handsets is anticipated to exceed two billion units¹ in 2008 (¹source Arc Group).

Partnership agreements with leading licensors and sports personalities such as Ubisoft Entertainment, Universal Pictures, Viacom, FifPro, Lamborghini, Vans, Derek Jeter, Vijay Singh and Geoff Rowley allow Gameloft to form strong relationships with international brands. In addition to the partnerships, Gameloft owns and operates titles such as Block Breaker Deluxe, Asphalt: Urban GT and New York Nights.

Through agreements with major telephone wireless carriers, handset manufacturers, specialized distributors and its online shop, Gameloft has a distribution network in over 65 countries. Gameloft has worldwide offices in New York, San Francisco, Montreal, Buenos Aires, Paris, London, Duesseldorf, Milan, Barcelona, New Delhi, Seoul, Beijing, Hong Kong and Tokyo. Gameloft is listed on Euronext Paris (ISIN: FR0000079600, Bloomberg: GFT FP, Reuters: GLFT.PA) For more information visit www.gameloft.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 09, 2006

Taito to adopt Nokia’s SNAP Mobile platform for connected mobile game publishing

Bust-A-Move: Mobile Mania to debut Connected Grooving Competition on handsets

Los Angeles, CA, USA - Nokia (NYSE: NOK), the leader in mobile communications, today announced that Taito, the publisher of some of the world’s best-loved classic video and arcade games, will begin publishing connected mobile gaming content on the SNAP Mobile platform, the most comprehensive one stop solution for connected Java mobile gaming community. Expected to be available to consumers in late 2006, Taito games developed for SNAP Mobile feature the interactive multiplayer capabilities of the SNAP Mobile solution and are optimized for mobile play through superior use of mobile phone screen space.

SNAP Mobile’s agreement with Taito to publish and distribute casual mobile gaming titles marks the US and European debut of a connected multiplayer version of Taito’s hit title Bust-A-Move, known internationally as Puzzle Bobble. Bust-A-Move: Mobile Mania will be available on the SNAP Mobile platform with the unprecedented addition of gamer rankings and head-to-head match play over the cellular network as well as friends list, presence, and instant messaging capabilities.

“Our relationship with Nokia’s SNAP Mobile opens a door to the market opportunity for connected casual gaming,” said Kenji Ishikawa, Regional Manager of Taito. “The competitive nature of a game like Bust-A-Move lends itself to multiplayer gaming among groups of friends who purchase it for play using the SNAP Mobile solution.”

“The connected multiplayer features of SNAP Mobile are a natural fit for intuitively social titles such as Taito’s Bust-A-Move,” said Lisa Waits, Head of Nokia’s SNAP Mobile. “The agreement between SNAP Mobile and a leading publisher of casual gaming titles such as Taito helps to define a market shift to quality connected casual gaming titles for the mobile user.”

The SNAP Mobile solution is now available for connected mobile game development and publishing, as well as mobile game community development. It delivers a quality connected game playing experience to users by harnessing the versatility of Java(TM)-based mobile content on a wide variety of Java(TM) MIDP2.0 compliant phones.

Operators, publishers and developers wishing to learn more about SNAP Mobile can also visit Nokia at booth #900 during the Electronic Entertainment Expo at the Los Angeles Convention Center, May 10-12.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

About Taito Corporation

Taito Corporation is one of largest game machine makers in Japan. Founded in 1953, Taito manages amusement game facility, arcade and in-house game, game software development and its sales, Karaoke, mobile game content, etc. in a wide range of entertainment business.

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

David Conner

Access Communications for Nokia’s SNAP Mobile

Tel. +1 415 844-6233

Email:  dconner@accesspr.com

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Email: press.office@nokia.com

Kenji Ishikawa

Regional Manager

Taito USA Liaison Office

851 Burlway Road, Suite 515

Burlingame, CA 94010

Tel. +1 650 347-1148

Email: ishikawa@taito-usa.com

Keiji Fujita

Director, Global Group

Producing Section

Game Planning Department

ON!AIR Business Diviison

Taito Corporation

Tel. +81 46 235-9573

Email: keiji@taito.co.jp

www.nokia.com

PRESS RELEASE

May 09, 2006

Nokia unveils first range of next generation mobile games

Six games titles for Nokia’s new mobile gaming platform debut at E3 2006

Los Angeles, CA, USA- Nokia showcases its first range of next generation mobile games at the 2006 Electronic Entertainment Expo (E3). Visitors to the Nokia N-Gage booth are the first to experience demos of the new games coming to a range of Nokia Nseries multimedia computers and other Nokia S60 devices, including: Creatures of the Deep, ONE, Pocket Aces, Pro Series Golf, Space Impact and System Rush: Evolution.

“Nokia is redefining current mobile games benchmarks by offering top quality games on a range of devices,” says Gregg Sauter, director of games publishing, Nokia. “Whether you have a few seconds to make a catch in Creatures of the Deep or a few minutes to fight to the top in ONE, we make it easy and convenient to get and play great quality games on your Nokia device.”

All Nokia N-Gage games for the next generation platform have been designed specifically for mobile devices, where multiplayer gaming and community gaming features via the N-Gage Arena come as standard.

In addition to showcasing the first set of next generation mobile games on a range of Nokia devices, the Nokia N-Gage booth will feature previously announced games such as Mile High Pinball, Habbo Islands and Shadow-Born. The new games line-up includes:

Creatures of the Deep

Creatures of the Deep takes you on a fishing adventure like no other. Travel through some of the world’s most exotic angler destinations, cast your line and catch boatloads of fish, sea creatures, and underwater items to store in your virtual live-well. The single player career mode will challenge you with dozens of quests as you freely roam the expansive fantasy and real-world fishing destinations. Sense the subtle bites on your lure with vibration feedback. Also, E3 visitors are invited to take part in the “Catch the N-Gage Fish” contest for the chance to win a 6-night/4-day fishing package for two at the Crocodile Bay Resort in Costa Rica.

ONE - Who’s Next?

In 2004, ONE set the standard for graphics performance in mobile games. Developed by Digital Legends Entertainment, ONE now brings the global fighting community and Nokia Nseries multimedia computers together. The sequel shown at E3 2006 features more advanced graphics, including real-time reflections, light glow and game play at 30 frames per second. Controls and playability are also pushing the boundaries, including adaptable controls and all new scenarios, some designed for landscape mode gaming. The graphics are best appreciated live at the Nokia N-Gage stand, booth #900 in the South Hall.

Pocket Aces: Texas Hold’em

Nokia ups the ante with a mobile version of this Sin City staple - Pocket Aces: Texas Hold’em. This poker game in your pocket lets you wager, raise the stakes and bluff your way to the top, or hit rock bottom - against friends and strangers alike. Single player and multiplayer Pocket Aces offers online tournaments, online head-to-head match ups, and rankings. Winnings in Pocket Aces have real value; players create their own gambler identity and use their winnings to customize their fully 3D avatar. In addition, the avatar learns the user’s poker strategies, and eventually becomes capable of playing on it’s own!

Pro Series Golf

Do you have what it takes to compete on Pinehurst No. 2? Want to tee up alongside the historic views at the links of Doonbeg? Play Pro Series Golf, the most expansive multiplayer-mobile professional golf game ever, where you can challenge your friends or golfers around the world via the N-Gage Arena. Play as one of six professional golfers including Sergio Garcia, KJ Choi, Retief Goosen, Annika Sorenstam, Colin Montgomerie and Casey Wittenberg, and drive your way to victory.

Space Impact

This addictive Nokia arcade franchise flies to the next generation. You can customize your fighter with various weapons and battle more than 30 unique enemies, including explosive ballistic cannons and deadly energy leeches, while navigating across 10 action-packed levels. Dodge enemy projectiles to increase your power meter, or unleash devastating combo attacks. Win the missions to earn money and buy upgrades between battles. More than 30 different ship parts can be used to trick out your Skyblade. Collect extra upgrades by completing missions, or acquire exclusive power-ups from the N-Gage Arena.

System Rush: Evolution

Chase, shoot and fly your way to freedom in Nokia’s most distinctive futuristic interactive 3D racing game sequel. System Rush: Evolution - the latest and most visually stunning racing game to appear on a mobile device takes place in an authoritarian planet-wide “lock down”, where players are pitted against new network defenses and hacker bosses. The player possesses a new form of experimental technology to shatter the 10 newly installed network “firewalls” and prove to the corrupt governments that the flow of information will never be halted. Our hero is ‘hardwired’ into the system, effectively becoming a part of the network.

Visit the Nokia N-Gage stand, situated in the South Hall, booth #900 to be the first to experience the new games available. Also, for more information about the Nokia N-Gage presence at E3, please visit www.n-gage.com/e3.

Media can download logos, screenshots and more from the Nokia N-Gage E3 press site. Visit

www.extranet.n-gage.com with the following username: ngageate3 and password: assets4me.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

Copyright © 2006 Nokia. All rights reserved. Nokia, N-Gage and N-Gage Arena are trademarks or registered trademarks of Nokia Corporation.

www.n-gage.com/press

www.nokia.com

PRESS RELEASE

May 09, 2006

Nokia showcases consumer experience of new mobile gaming platform

Discover first-hand Nokia’s new user-friendly mobile gaming application at E3 2006

Los Angeles, CA, USA - Nokia today showcases the consumer experience of its new mobile gaming platform at the 2006 Electronic Entertainment Expo (E3). For the first time, visitors can explore the key part of this new experience - a pre-installed application which allows consumers to easily find, buy and play rich and immersive games on a range of Nokia Nseries multimedia computers and other Nokia S60 devices. These next generation mobile games are designed specifically for mobile devices which means they are quick to pick up, fun to play and hard to put down.

“Today, visitors can discover for themselves what Nokia’s next generation mobile gaming strategy is all about,” says Jaakko Kaidesoja, director, games, Multimedia, Nokia. “Our aim with this new strategy is to make entertaining, top quality mobile games accessible to as many people as possible. With this new mobile gaming experience available on a range of Nokia smartphones, we’re making gaming a core part of your mobile entertainment.”

Smartphones, such as the Nokia Nseries range of multimedia computers, are driving the growth of mobile gaming and are integral to Nokia’s mobile gaming strategy. With their advanced telephony and rich internet functionality, Nokia smartphones can provide the highest quality of connected mobile games that are always with you.

“We’ve also announced a strategic cooperation with Gameloft,” adds Kaidesoja. “By working with this leading games publisher, we’re making even more games available for Nokia device owners. This collaboration will improve mobile gaming experiences in our next generation mobile gaming platform.”

Gaming communities are another key element of Nokia’s mobile gaming strategy. The N-Gage Arena will be a core part of Nokia’s next generation mobile gaming experience as well as the SNAP Mobile Java activities.

“The ‘community’ aspect is an extremely important differentiator and all our next generation mobile games will be N-Gage Arena compatible,” continues Kaidesoja. “With the new user interface, the N-Gage Arena is only a few clicks away, providing access to your friends, rivals, heroes and other gamers. We want to not only entertain, but connect gamers to one another by allowing them to share game achievements and chat online.”

Nokia also announced its first range of games for the new mobile gaming platform including: Creatures of the Deep, ONE, Pocket Aces, Pro Series Golf, Space Impact and System Rush: Evolution. Demos of all new games are available on a range of Nokia devices at the Nokia N-Gage stand, situated in the South Hall, booth #900 at E3 2006.

For more information and live updates from the E3 show floor, visit www.n-gage.com/e3.

Media can download logos, screenshots and more from the Nokia N-Gage E3 press site. Visit

www.extranet.n-gage.com with the following username: ngageate3 and password: assets4me.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

Copyright © 2006 Nokia. All rights reserved. Nokia, N-Gage and N-Gage Arena are trademarks or registered trademarks of Nokia Corporation.

www.n-gage.com/press

www.nokia.com

PRESS RELEASE

May 10, 2006

Nokia 5500 Sport: Smartphone with a six-pack

Espoo, Finland - On the bank of Iceland’s world-famous Blue Lagoon, the Nokia 5500 Sport leaped into the world arena, displaying its sleek, sporty design with an athletic lifestyle appeal. The Nokia 5500 Sport features all the technology that every active-minded consumer needs, and is specially designed to withstand the daily rigours of work and work-out.

“The Nokia 5500 Sport combines the passion and spirit of sports with the latest in mobile communications. It’s an ideal companion for an active, urban lifestyle,” says Heikki Norta, Senior Vice President, Mobile Phones, Nokia. “There is a very sizeable audience of consumers who demand sport-inspired products, even if they are not professional athletes themselves. The Nokia 5500 Sport offers these consumers a mobile phone suited to their specific needs - during a jog in the park, a day at the beach and even that dress-to-impress first date.”

A mode to match your mood

A single button serves to activate three dedicated “modes” - a phone mode to stay in touch, the music mode to unwind or power-up, and the sports mode to help you break a sweat. The Nokia 5500 Sport also offers “text-to-speech” technology. Don’t take your eyes off the track or that magazine, just tap the Nokia 5500 Sport and the message is read out to you. In sports mode, the Nokia 5500 Sport reads the status of your workout, allowing you to stay focused on the task, or the excercise, at hand.

When music is on your mind, the Nokia 5500 Sport gives you a jump start. Supporting a multitude of different digital music formats and memory cards of up to 1GB (microSD), the Nokia 5500 Sport can hold approximately 750 songs. With your music collection in hand, every activity has its own soundtrack!

Switched into sports mode, the Nokia 5500 Sport helps you keep track of work or your work-out. The integrated pedometer feature serves to monitor distance walked or calories burnt -during a busy day in the city or that breathtaking cardio session. For extra durability, the Nokia 5500 Sport features an ergonomic stainless steel casing, complemented by a splash and dust resistant shell and rubber grips.The sleek Nokia 5500 Sport is engineered with materials used in the latest high performance running shoes which make it look good on and off the court.

The triband Nokia 5500 Sport (GSM 900/1800/1900) is scheduled to sprint into stores during the summer (3rd quarter) of 2006 and is expected to retail for around 300 EUR before taxes and subsidies.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 71800 8000

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 11, 2006

Digita and Nokia signed world’s first commercial DVB-H mobile TV platform supply contract

Espoo, Finland - Digita and Nokia have signed the world’s first commercial DVB-H mobile TV platform supply contract. Nokia will deliver to Digita its Nokia Broadcast Solution (MBS) 3.0, which is a service management solution for DVB-H services. The MBS 3.0 supports the broadcasting of different types of digital content such as live TV, radio, and video clips over DVB-H networks to mobile devices. Digita obtained the DVB-H network license from the Finnish Government earlier in 2006. Digita will be responsible for the broadcasting network and administration of channels as the network operator. The first stage of network rollout in 2006 will cover the area inside the Ring Road III in the Helsinki region and the cities of Turku, Tampere, and Oulu. The network will reach 29 percent of the population in Finland by the end of 2006. Digita has already made plans to extend the network to cover the majority of Finns. Negotiations with the possible service operators have been based on these plans.

“Nokia is extremely pleased to see the start of commercial mobile TV roll outs that are based on open standards. Nokia strongly believes that mobile TV based on open standards prevents fragmentation of the DVB-H market and enables a healthy competitive open market,” said Harri Männistö, director, Multimedia, Nokia.

“For Digita a very important element of Nokia’s platform is that it supports the international DVB-H standard, which is open for all terminal suppliers”, said Kari Risberg, technical director, Digita.

“Digita will utilize the open network model for the DVB-H network which will be in commercial use already this year. Our role is to be the network operator and offer capacity and services of the network to all service providers under equal, fair, and transparent terms”, said Sirpa Ojala, managing director, Digita.

Nokia’s MBS 3.0 solution is based on open standards such as DVB-H and will support both Open Air Interface (OAI) and the DVB-CBMS implementation profiles. In the service protection, Nokia is supporting the open standard 18C solution based on OMA DRM 2.0, which can be used to protect any digital content in addition to TV programming. The key features of the MBS 3.0 include the Electronic Serve Guide (ESG), a consumer interface in the mobile device for searching available services, setting alerts for upcoming programs and for the viewing selection. Additionally, the MBS 3.0 offers flexible content pricing schemes and provides consumers with an easy way to purchase viewing rights.

Digita, Elisa, MTV3, Nelonen, Nokia, Sonera and YLE jointly conducted a mobile TV pilot in Finland between March and June 2005 with 500 users accessing mobile TV using the Nokia 7710 smartphone and DVB-H technology. The results of the pilot were very positive and revealed the popularity and willingness to pay for mobile TV services among consumers.

About Digita

Digita Oy is the leading Finnish distributor of radio and television services, and an important developer of data communication networks and network infrastructure. Digita’s nationwide organization ensures the high quality of services 24 hours a day. Digita’s customers include television and radio broadcasting companies, as well as mobile and broadband operators. The company’s turnover was 97 million euros in 2005 and it employs 374 people. Digita is part of the international TDF Group. (www.digita.fi)

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices, and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Digita

Kari Risberg, Technical Director

Tel. +358 40 543 9214

E-mail: info@digita.fi

www.digita.fi

Nokia Multimedia

Communications

tel. +358 7180 45725

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com/mobiletv

www.nokia.com

PRESS RELEASE

May 15, 2006

Nokia to Showcase New Mobility Initiatives in Support of Java Technology at Javaone 2006 Conference

New Java Mobile Platform for ‘Remote Control’ of WEB 2.0 Services, On-device Debug for Eclipse-based Tool and Java Expert Presentations Headline Nokia Participation

San Francisco, CA, USA -Nokia (NYSE:NOK) will demonstrate this week at the annual JavaOne 2006 conference in San Francisco its sustained commitment to leading-edge mobile Java(TM) technology development, showcasing its service-oriented mobile Java architecture for the creation and deployment of mobile middleware to connect to the wealth of collaborative WEB 2.0 services emerging on the Internet.

During JavaOne 2006, the leading conference for developers of Java technology worldwide, Nokia will highlight its S60 Mobile Service Platform for Java(TM) Technology, dubbed “remote control for WEB 2.0,” as one of several significant announcements and demonstrations at the event.

Based on the new JSR-232 Mobile Operational Management specification (OSGi), S60 Mobile Service Platform for Java Technology is an extensible service-oriented platform that supports Java applications and component-based services and is the standard technology for connecting mobile devices to emergent WEB 2.0 environments to provide a broader range of high-value services and applications for consumers, operators and the enterprise.

Participating through its global developer support program, Forum Nokia, for the sixth consecutive year of JavaOne sponsorship, Nokia also will demonstrate for Java developers attending the show the new on-device debugging capabilities of the Carbide.j IDE, an Eclipse-based toolset for Java that allows mobile software developers to troubleshoot code that is running on a mobile device, as well as SDKs supporting developers working with its S60 3rd Edition and Series 40 3rd Edition mobile device platforms.

Nokia’s enterprise-grade Intellisync Wireless Email solution will also be showcased during JavaOne, including demonstrations for mobile enterprise developers of the capabilities of Intellisync-enabled connectivity for almost any device - built on almost any platform - over any network to any data source or corporate application.

“The S60 Mobile Service Platform for Java Technology creates an exciting environment for application and services development by offering ‘mobile middleware’ components, services and libraries for use with the skyrocketing number of mobile devices that support Java in the global market,” said Nasser Iravani, Director for the Americas at Forum Nokia, the largest mobile developer community worldwide, with over 2.5 million registered members. “Nokia’s ongoing support for open end-to-end mobile Java platform architecture demonstrates our commitment to accelerate a simple, profitable move into next-generation mobility for developers of software built around the dynamic Java Platform.”

Nokia’s support for Java technology is being demonstrated at JavaOne 2006 within the context of a sharp surge in shipments of Nokia devices worldwide supporting Java, including a near doubling of device shipments into North America to 8.4 million devices in 1Q 2006, up nearly 95% over 1Q 2005 shipments. By year-end 2005, Nokia registered cumulative worldwide shipments of approximately 350 million devices based on Nokia platforms for application development, including devices supporting Java development.

Developers visiting the Nokia booth #1114 during JavaOne 2006 also will be able to learn about:

• Nokia’s complete, low-risk, SNAP Mobile end-to-end solution for community-enabled connected multiplayer Java ME gaming, offering standardized development tools and significant reduction in development costs and set up time.

• Nokia’s world-class developer services in support of the Java developer community, including documentation, tools and SDKs for mobile Java development available through Forum Nokia, as well as advanced technical and business development support from Forum Nokia PRO and its recently launched series of Forum Nokia PRO Zones for qualified developer companies; and,

• Mobile APIs for Messaging, Bluetooth, Graphics, Security and Trust, as well as the new Mobile Media API (JSR-135), key to multimedia development opportunities on both Series 40 3rd Edition and S60 3rd Edition platforms, especially Nokia’s multimedia-focused Nseries devices.

Attendees at the JavaOne conference will also hear Nokia’s Java experts, who will participate in at least ten presentations exploring developer issues related to mobile platforms, application development and next-generation technologies. Developers attending the show are encouraged to participate in the following Nokia conference sessions:

Session	Title	Time
Wednesday May 17, 2006
TS-4936	Mobile Service Architecture Initiative: JSR 248 Hitting the Market Soon	9:45 a.m.
TS-4693	Digital Television for the Java ME Platform: Introduction to JSR 272	4:00 p.m.
BOF-2460	Java Verified Program: The Latest Activities	8:30 p.m.
BOF-2810	Mobiles Get Senses: Applications With JSR 256 Mobile Sensor API	10:30 p.m.

Session	Title	Time
Thursday May 18, 2006
TS-3789	Touch a Phone, Touch a Friend: Using RFID and Visual Tags with JSR 257 Contactless Communication API	9:45 a.m.
TS-1281	Best Practices in UI Design and Programming for S40, S60, S80 Platforms	11:00 a.m.
TS-4447	Java Technology for The Mobile Mass Market - Series 40 From Nokia	12:15 p.m.
TS-3757	Introduction to Mobile Java Technology JSR 232 Architecture and Benefits	4:00 p.m.
BOF-2141	Develop Rich Competitive Applications with Java(TM) ME Technology Standards	9:30 p.m.
BOF-2796	Using WSRF in Developing Future Java Technology-Based Telecom Services	9:30 p.m.

More information about Nokia activities in support of Java Technology can be obtained from Nokia executives at booth #1114 at JavaOne 2006, taking place May 16-19, 2006 at San Francisco’s Moscone Center, or by visiting www.forum.nokia.com/javaone.

Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Global Developer Program

Charles Chopp

Tel.  +1 972-894-4573

E-mail: communication.corp@nokia.com

Nokia

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www.nokia.com

PRESS RELEASE

May 16, 2006

Nokia’s software strength on display at TeleManagement World, Nice

Open EMS Suite launch highlights Nokia’s innovation leadership in the OSS field

Nice, France and Espoo, Finland - Nokia’s team of Services “Solutioneers” has arrived at the TeleManagement World (TMW) conference and exhibition in Nice, showcasing their latest array of solutions that underline the company’s strong position in the Operations Support Systems (OSS) and Service Management fields.

Headlining Nokia’s presence at TMW is the Open EMS Suite launch, an innovative software platform that lets network equipment providers, independent software vendors and system integrators develop network management solutions more quickly and cost efficiently. Nokia will officially unveil the Suite at a press conference in Nice at 1300 CET.

“The Open EMS Suite launch shows Nokia’s continued thought leadership in the OSS space. It directly addresses one of the big challenges facing operators today, cutting the cost of OSS deployment and allowing faster time to market,” said Jyrki Holmala, Vice President for Software, Networks, Nokia.

Nokia’s Solution Bar (at booth #94) is the place to meet industry experts and discuss topics ranging from integrated provisioning and multi-vendor management to convergence and the entire service life-cycle. Using phone simulations, Nokia Solutioneers will show demonstrations that can both enhance the consumer experience and benefit mobile service providers. TMW runs until May 18.

Other Nokia solutions on display include:

• Firmware over-the-air provisioning, which shows the advantages of remote device management

• Integrated Provisioning, which shows a seamless process for remote provisioning of new services

• Multi-vendor configuration, planning and optimization tools, which raise network & service connectivity

• Solutions based on Nokia NetAct(TM), which enable effective customer care

Underpinning Nokia’s network and service management solutions is NetAct, the unique system designed for deployment of state-of-the-art IT technologies and high scalability. Nokia NetAct shows Nokia’s OSS technology in action, with deliveries made to over 300 customers worldwide to date.

Nokia is also present at TMW via the Co-operative OSS Project (CO-OP), an initiative formed by major network equipment providers to empower the implementation of common architecture for mobile network management. CO-OP has live demonstrations at stand #124 in TMW.

Nokia will be co-sponsoring with TeleManagement Forum the main networking event for all conference attendees, to be held at Parc Phoenix, one of Europe’s largest atriums, on May 16th.

Nokia provides a full range of support and services to help operators differentiate and innovate their solutions, with close to 20 years’ experience in the field.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

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PRESS RELEASE

May 16, 2006

Nokia shows innovation leadership with new Open EMS Suite platform

Sun Microsystems joins Nokia’s initiative to slash the cost of OSS deployment

Nice, France and Espoo, Finland - Nokia today launched a new software platform that will let network equipment providers, independent software vendors and system integrators develop network management solutions more cost efficiently, leading to faster market entry.

The Open EMS Suite’s unique instant adaptation architecture cuts down the time of integrating new network element versions into the network management environment into hours. This will accelerate innovation in the industry, helping mobile service providers meet the challenges of ever-toughening markets.

The Open EMS Suite will be released in the fourth quarter of 2006.

The Suite is a Java (TM) technology-based software platform product developed on Linux.  It contains built-in applications, open application program interfaces (APIs), and developer tools for building various kinds of element and network management solutions for different types of networks, e.g. in the wireless, transmission and broadband areas.

“With this move Nokia aims to boost cooperation across the industry, freeing up resources for innovative new solutions by lowering overall R&D costs and cutting down the ‘systems integration tax’,” said Nokia’s Jyrki Holmala, Vice President, Software, Networks.

“The Open EMS Suite provides similar benefits for other vendors as it does for Nokia - a future-proof platform and a flexible multi-technology, multi-vendor integration framework for third-party applications.  We believe that success is built on industry collaboration - true innovation happens when solutions are developed with a multitude of companies and developers.”

The Suite has already sparked industry interest, with Nokia announcing at the TeleManagement World (TMW) fair in Nice that it will collaborate with Sun Microsystems in the Operations Support System (OSS) technology space. At TMW, Nokia and Sun are showcasing a SolarisTM 10 Operating System (OS)-based implementation of Open EMS Suite.

“Nokia’s move is a very positive step for the industry. We are glad to see that Nokia is expanding its EMS technology platform to include Sun’s carrier-grade Solaris 10 OS, which is the most widely-used operating system in the telecommunications industry,” said Joe Heel, Senior Vice President, OEM Business Unit, Sun Microsystems, Inc.

The initial feedback from network equipment providers has also been positive.

“Ceragon Networks provides solutions for broadband wireless networking, and we have implemented the Instant Adaptation architecture to our Polyview network management system by using components from Open EMS Suite.  The goal for Ceragon was to build a robust northbound interface for integration to higher level systems that are based on Instant Adaptation architecture.  By building the solution with these components, we were able to considerably reduce the R&D effort required,” said Shuki Levy, Director of Product Management, Ceragon Networks.

“Nera Networks is a world class provider of wireless point-to-point products for transmission networks, mobile satellite communication, and wireless broadband access.  We fully support Nokia’s architecture vision and have decided to implement the Instant Adaptation architecture in our NetMaster network management system using the Open EMS Suite,” says Eirik Nesse, VP Product Management, Nera Networks.

Nokia is showcasing and demonstrating both its Linux- and Solaris-based implementation of Open EMS Suite at the TeleManagement World event in the Acropolis Convention Center, Nice, May 16-18, 2006.  Contact Nokia booth #94 for more information.  A press event will be held in Nice on

Tuesday, May 16th at 1300 CET.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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Rebecca Lui

Tel. +1 408 276 5292

E-mail: rebecca.lui@sun.com

www.nokia.com

Sun, Sun Microsystems, Java and Solaris are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.

PRESS RELEASE

May 16, 2006

Nokia wins a Unified Device Management solution deal with Elisa

Espoo, Finland - Nokia has won a unified device management contract with the Finnish ICT company Elisa. The new Nokia Unified Device Management solution complements Elisa’s existing device management offering by enabling Elisa to provide device management services remotely for their corporate customers.

Today, mobile devices support advanced services such as multimedia messaging, mobile email and calendar synchronization, which can be accessed only when the device is configured with the correct settings.

Nokia Unified Device Management Solution not only simplifies the configuration process, but now also enables Elisa to remotely install, update and remove software from the mobile devices reducing the need for manual work, which is costly and time-consuming. It also makes it possible to backup critical data and restore it later. Nokia Unified Device Management Solution is fully multivendor capable, supporting currently over 800 different handset models. The number of supported models is growing rapidly.

This is Nokia’s first deal with focus on device management for corporate customers. Nokia is providing Elisa with a complete solution, based on Elisa’s existing Nokia Terminal Management Server (NTMS) and Nokia’s Intellisync Device Management providing enterprise services. NTMS enables Elisa to send and update mobile settings over-the-air. Nokia customizes the solution for Elisa and integrates it to Elisa’s existing system. Nokia will also provide care services for the solution.

“Nokia’s Unified Device Management solution is a strategically important investment that will help us to strengthen Elisa’s position as a provider of productivity services to business customers. In addition to services for mobile work, such as mobile e-mail, we can also offer outsourced terminals and their management services to ensure excellent end-user experience, control and security,” says Anssi Okkonen, Vice President, Service Offering, Elisa.

“Device management has become a business critical function for enterprises deploying mobile solutions, so there is tremendous potential for operators in the device management business,” says Jyrki Holmala, Vice President, Networks, Nokia. “This deal highlights Nokia’s unique position, where we can provide device management solutions that benefit from Nokia’s end-to-end understanding from terminals to enterprise and network solutions, and services.”

Nokia provides a full range of support and services to help operators differentiate and innovate their mobile offerings, with close to 20 years’ experience in the field. Nokia leads the service management market with over 80 clients globally.

About Elisa

Elisa Corporation is a leading Finnish telecommunications company offering private and corporate customers a comprehensive range of telecommunications services, including voice and data services, connections to the Internet and content services, customised communications and ICT solutions and network operator services. Elisa provides international services in association with its partners, Vodafone and Telenor.

Elisa Corporation is listed on the Helsinki Exchanges, and its revenue in 2005 amounted to 1.34 billion euros. Elisa has over 1.3 million fixed network subscriptions, of which approximately 460,000 are broadband subscriptions. As a broadband provider, Elisa is the market leader in Finland. The company’s mobile network holds approximately 2 million subscriptions. The company has approximately 4,300 employees.

Saunalahti Group Oyj is a subsidiary of Elisa that offers Internet and telecommunications services to consumers under the Saunalahti name and to corporate customers under the name EUnet Finland.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

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Communications

Tel. +358 7180 34379

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PRESS RELEASE

May 16, 2006

The Nokia 770 Internet Tablet adds Internet calls and Instant Messaging support

Stockholm, Sweden - Today at the VON Europe conference in Stockholm, Nokia introduced a new software upgrade for the Nokia 770 Internet Tablet. The upgraded features of the introduced OS 2006 edition include support for rich Internet communications, including pre-installed Google Talk(TM) - all on a portable broadband mobile device. Google Talk(TM) is Google’s free instant messaging service that enables people to chat and make calls through the Internet.

Additional features of the new software edition include enhanced text typing with full-screen finger keyboard, improved memory performance and refreshed look. There is also an improved home view desktop allowing users to choose from a variety of small applets to enable fast access to Internet services.

“We are pleased to offer this software upgrade to both the existing user base of the Nokia 770 Internet Tablet as well to new users. Since the launch of the Nokia 770 Internet Tablet, we have received a lot of positive feedback along with requests for both small and large improvements. It is a credit to the internal team, here at Nokia, that many of these wishes are addressed in today’s’ upgrade”, says Ari Virtanen, vice president of Convergence Products, Multimedia, Nokia.

“The Internet Tablet OS 2006 edition features pre-installed Google Talk and Jabber compatibility for Instant Messaging as well as Google Talk compatibility for Internet calling. This will give Nokia Internet Tablet users the power to instantly communicate with people, both through instant messaging and Voice over IP”, continues Ari Virtanen.

In addition to Google Talk(TM), which is based on open standards and is compatible with all instant messaging clients that support Jabber/XMPP, the tablet also offers Google as the default search provider, making it even easier for users to get the information they need quickly and easily.

“By extending the power of real time communications, Google Talk will provide users with easy access to one of today’s most popular methods of communication,” said Deep Nishar, director of product management, Google Inc. “Because Nokia has made it even easier to access Google search, users will be able to get the information they need, when they need it and regardless of where they are.”

The upgraded Internet Tablet software platform can also support SIP based VoIP solutions for broadband business benefit. Standalone software applications, like the popular Gizmo Project by SIPPhone Inc, is planned to be available for the Nokia 770 Internet Tablet. The Gizmo Project has a rich feature set including the capability to make and receive calls from public telephony networks.

The Nokia 770 Internet Tablet is a Wi-Fi enabled device optimized for Internet communications in a slim pocketsize format. The Nokia 770 Internet Tablet features an impressive high-resolution (800x480) 4.13” widescreen display with zoom and on-screen, full-screen finger keyboard or handwriting recognition, ideal for viewing online content over Wi-Fi. Aside from Wi-Fi, the device can also connect to the Internet utilizing Bluetooth wireless technology via a compatible mobile device.

The Internet Tablet OS 2006 edition which is based on popular desktop Linux and Open Source technologies is planned to be available during the second quarter of 2006 in selected countries in Europe and the Americas. It is downloadable free of charge from the Internet www.nokia.com/770.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45725

Nokia

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A live webcast will be broadcasted and can be followed from:

www.nokia.com/press/770InternetTablet

starting at 8.45 am CET. Link directly to the webcast:

http://www.rawcoms.com/content/corporate/nokia/060516/index.html

Photos of the Nokia 770 Internet Tablet can be found at

www.nokia.com/press -> photos

For broadcast quality video material, please go to:

www.nokia.com/press/broadcastroom to preview and request a video.

PRESS RELEASE

May 16, 2006

Nokia announces the availability of JSR 232 for public review

San Francisco, CA, USA - Java(TM) Specification Request (JSR) 232, a specification on the component-based service-oriented platform for the mobile industry is now available for public review. This new platform is based on Java technology by OSGi, and it brings the benefits of component design to the mobile Java industry.

Nokia sees many uses for the technology specified in JSR 232 as it enables a whole new segment for middleware for the mobile industry by bringing dynamic middleware to the mobile device. “The Java middleware architecture enabled the robust server ecosystem that we see today. It is time to bring the mobile device to the forefront of Java development as a first class citizen of the networked environment, and this technology does exactly that,” said Jon Bostrom, Nokia director of Emerging Technology for Java Platforms, and specification lead for JSR 232.

The dynamic component management framework defined by the specification will allow mobile devices based on the Java ME(TM) Connected Device Configuration to evolve and adapt their capabilities by installing new sharable service components and applications on demand. “This approach will dramatically change the way mobile devices interact with the rich services now becoming available in the internet,” said Bostrom. “In fact, we think this technology has the capability to turn mobile Java devices into the ‘remote control for WEB 2.0’,” concluded Bostrom.

The architecture of JSR 232 allows developers to create, deploy and manage loosely coupled cooperating components into the mobile Java environment. The design center of the platform is similar to that of Java EE(TM) in that it provides a secure, manageable, structured environment for cooperating components. This structure is tuned for the needs, memory and performance characteristics of the mobile device.

As the next generation architecture for the mobile space, JSR 232 updates the simple monolithic environment of CLDC (Connected Limited Device Configuration) to the same fully functional robust Java component environment that developers have come to rely upon in the desktop and server spaces.  This new architecture will help insure that compelling applications and services will be available in the mobile environment, and that mobile services can evolve at internet speed to meet the needs of the rapidly changing environment at the network edge.

JSR 232 is also gathering support from many key players in the mobile industry. “Sprint is excited about the services and capabilities that JSR 232 and OSGi will enable in the next generation Java devices,” said Paul Reddick, vp of business development and product innovation. “Developers will be able to leverage service oriented architecture in their application development to utilize plug and play components that can be installed or managed as needed on the handset.”

Companies who are looking into technologies for mobilizing the enterprise also believe in this technology. “JSR 232 and its OSGi technology underpinnings are significant, they provide the standard approach for composite applications to install and manage new components and services across the enterprise and into mobile devices,” said Craig Hayman, vice president of development and technical support, Workplace, Portal and Collaboration Products, IBM.  “Our IBM® Workplace(TM) family of products, based on OSGi technology, provides customers with an open and dynamic workspace that gives them the information they need to meet their business demands anytime, anywhere.”

“The OSGi Alliance is very excited about its cooperation with the Java community on JSR 232. Bringing components and middleware to the mobile device will give Java developers the kind of power and flexibility they have been lacking in the mobile space. The new ecosystem for middleware services on the mobile device will create huge opportunities for the early players,” said Stan Moyer, President of the OSGi Alliance.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices, and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Technology Platforms

Communications

Tel. +358 7180 23949

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www.nokia.com

Trademarks: Java, Java ME and Java EE are trademarks or registered trademarks of Sun Microsystems, Inc. in the U.S. or other countries. All other trademarks and registered trademarks are the property of their respective owners.

PRESS RELEASE

May 18, 2006

Nokia expands Intellisync Device Management Offering for Businesses

Support extends to standards-based OMA DM capable mobile devices, such as the Nokia Eseries

Espoo, Finland - Nokia (NYSE:NOK) today announced extended support for Open Mobile Alliance Device Management (OMA DM) compliant business devices. Its Intellisync Device Management solution for businesses now enables remote device management without requiring any software installation on the OMA DM capable devices. Businesses can significantly reduce the IT support costs by deploying an effective remote device management system. For IT administrators, an easy-to-use administrative web-interface allows remote management of OMA DM compliant business devices, with access to a device management server located either within a company’s own premises or at a service provider’s or mobile operator’s facilities.

Intellisync Device Management can be used for managing a company’s business devices from the moment they are deployed until the end of their life cycle. The solution can now manage configurations and settings, application distribution, installation, upgrade and uninstallation as well as maintain security policies.  Furthermore, a lost or misplaced device can be locked or wiped remotely. The solution will be essential in large scale voice and email solution deployments for comprehensively managing settings in employees’ devices.

“Nokia is now in a unique position to provide centrally configured and managed, end-to-end mobile device management for businesses of any size and across different devices, networks and technologies,” said Tarmo Jukarainen, director, Device Management, Enterprise Solutions, Nokia. “Nokia offers the most compelling, easy to use, cost-effective mobile device management solution in the market consisting of the Intellisync multi-platform device management solution for enterprise device management needs, now enhanced by the new offering for OMA DM compliant business devices. Support is now extended to the Nokia Eseries business devices and Nokia and complementary other solutions, like PointSec and Symantec,” Jukarainen continued.

The new offering complements the existing Intellisync Mobile Suite multi-platform software, Intellisync Device Management for mobile devices using Palm, Pocket PC, Windows and other handheld operating systems. Intellisync Device Management extends device support to include the Nokia E50 business device, the latest in the Nokia Eseries portfolio, also announced today. Furthermore, the new offering supports advanced device management capabilities, first introduced with the Nokia Eseries, enabling administrators to manage settings, security and applications in a trust administration model, enabling the desired settings to be protected and enforced by the company IT administrator.

“As enterprises continue deploying mobile solutions, mobile device management is essential for securing, administering and controlling mobile devices and the critical operating systems and applications that reside on them,” said Stephen Drake, Program Director for IDC’s Mobile Software service.  “Successful mobile device management solutions provide businesses an advanced, easy-to-use administration system that leverages existing IT infrastructure, lowers the cost of IT support and reduces response times.”

“The Intellisync Device Management and the Nokia Eseries business devices are central elements of our offering to business customers. Working with Nokia enables us to provide our enterprise customers with a hosted device management service which ensures usability in today’s mobile business environment. When a company outsources its mobile devices and their management to Elisa, Elisa takes responsibility for the implementation, maintenance and security of the devices as well as user support services”, says Anssi Okkonen, Vice President, Service Offering, Elisa.”

The Symantec antivirus and firewall solution for mobile devices can also be managed using the Intellisync Device Management solution. “Nokia and

Symantec have a long-standing relationship built around mobilizing the enterprise,” said Paul Miller, senior director of mobile and wireless at Symantec.  “IT departments realize mobile devices need the same level of antivirus and firewall security that is currently in place to protect PCs.  Symantec’s global threat intelligence provides protection against evolving mobile attacks with real-time security updates delivered via Symantec LiveUpdate.  Nokia’s Intellisync Device Management software enables enterprises to remotely manage the roll-out and configuration of our mobile applications over-the-air.”

Wärtsilä, a global power solution provider, sets strict requirements for managing its employees’ mobile devices: “We have worked with Nokia in defining the requirements for an easy-to-use, cost-effective device management system. We see that such a solution has to be built on standards-based business devices and applications that can be completely managed over-the-air. A remote device management solution would enable Wärtsilä to maintain and control the company business devices and their applications in many different enviroments and working scenarios,” says Roger Holm, Chief Information Officer, Wärtsilä.

The new offering is part of the Intellisync Device Management solution available for businesses of all sizes either as part of an in-house corporate IT solution or as a hosted service from a service provider or a mobile operator.  The Intellisync Device Management product is a part of a broader Nokia Unified Device Management Solution offering for enterprises, mobile operators and service providers that will help operators manage all their customer segments and device management operations.

This, along with other modules in the Intellisync Mobile Suite portfolio offered by Nokia, work across a broad range of devices.  The Intellisync Mobile Suite portfolio supports devices from Nokia, Motorola, Hewlett Packard, Samsung, LG, Palm, Kyocera, Sony Ericsson, Sanyo, Siemens, Dopod, Qtek, and many others.  The Intellisync software works on a broad range of mobile platforms including SymbianOS, Palm OS and Windows Mobile.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

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Email: Communication.corp@nokia.com

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Email: press.office@nokia.com

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E-mail: virve.virtanen@nokia.com

www.nokia.com

Company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

PRESS RELEASE

May 18, 2006

The smallest of Nokia Eseries, the Nokia E50 business device for mobile professionals

Offering easy-to-manage and robust business class voice communication and email capabilities

Espoo, Finland - Nokia (NYSE:NOK) today announced the latest addition to the Nokia Eseries family of business devices, the Nokia E50. With excellent voice, email and data capabilities, the Nokia E50 offers enterprises a cost-efficient way to extend mobility to a broader range of employees, enabling them to access company telephony and business applications whenever required.  Just as importantly the globally-viable Nokia E50 device is easily and securely managed by a company’s IT department through Intellisync Device Management solution.

With classic Nokia design, the small, sleek, and stylish Nokia E50 is also designed for people who want a single phone for both business and leisure use. For example, the device comes equipped with pre-installed business applications, exceptional voice and calling functionality, and the ability to have two phone numbers in one phone, while lifestyle features include an MP3 player and optionally a 1.3 mega pixel camera all packaged in a discreet glossy metallic case with a touch of color.

Built on S60 3rd edition smartphone platform and Symbian OS for enhanced security features and device control, the Nokia E50 supports popular corporate mobile email solutions, including Intellisync Wireless Email by Nokia, BlackBerry Connect, Visto Mobile, Altexia, and Microsoft ActiveSync. The thinnest Nokia Eseries quad-band phone (EGSM 850/900/1800/1900), the Nokia E50 supports GSM networks worldwide, offering clear phone calls and rich voice and calling functionalities. With up to six hours of talk time, the Nokia E50 offers significantly high battery performance for such a small phone.

“Nokia is committed to helping companies realize the full potential of mobility for a variety of employee needs,” said Antti Vasara, senior vice president, Mobile Devices, Enterprise Solutions, Nokia. “By designing our enterprise offering of robust and easy-to-use devices, solutions and services to address the entire spectrum of mobility requirements, we are helping businesses to mobilize and manage the entire employee base,” he continues.

Enhancing mobile employees’ productivity and tangibly reducing costs

With the addition of the Nokia E50 to its portfolio of business class devices, Nokia is continuing to expand workforce mobility by offering advanced call features. The add-on business voice solution enables easy integration with an existing business voice infrastructure (PBX). For example, mobile least cost routing helps companies save on long distance and international calls by routing mobile phone calls through the corporate PBX, thereby removing cost barriers associated with business mobility. Companies with Avaya Communication Manager can already connect the Nokia E50 directly to their company phone networks, using the Avaya one-X Mobile Edition client preloaded on their phones. With Avaya client, the Nokia E50 works like a traditional office phone enabling services such as short number usage, call forwarding, one-touch voice mail and extension dialing. In addition, the phone will include a CD featuring a demonstration of the Avaya one-X Mobile Edition, as well as a client installer.

The Nokia E50 comes with a set of pre-installed business applications that help increase the productivity of mobile professionals. The Nokia Team Suite, part of the Nokia Office Tools offering, helps to facilitate conference calls and to initiate push-to-talk sessions with selected team members easily and fast, through a built-in speakerphone. The Nokia E50 also includes a search function enabling fast queries into critical data such as, contacts, emails and messages. Important business attachments received via email, such as documents, presentations, and spreadsheets, can be swiftly accessed via the Quickoffice viewer.

Ease of managing enterprise mobility

The Intellisync Device Management offered by Nokia enables remote enterprise grade device management, without additional client software installation, on OMA DM capable devices such as the Nokia Eseries. For IT administrators, an easy-to-use administrative web-interface allows remote management of OMA DM compliant business devices, with access to a device management server located either within a company’s own premises or at a service provider’s facilities.

A complete list of the Nokia E50 features and technical specifications can be found at www.nokia.com/business. For further information regarding device and solution availability and pricing, please contact your local Nokia representative and local network operator.

Photos of the Nokia E50 can be found at www.nokia.com/press. Video B-roll of the Nokia Eseries can be found at www.nokia.com/press/broadcastroom

Nokia also offers a compelling services portfolio for its business devices and solutions ranging from technical support to implementation, technical training and professional services.  Services from Nokia are designed to better serve customer needs and enable successful end-to-end mobility solutions utilization.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel: +1 9143680400

Email: Communication.corp@nokia.com

Nokia, Enterprise Solutions

Communications

Tel: +358 7180 20976

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

PRESS RELEASE

May 19, 2006

Nokia wins GSM expansion deal with Sichuan Unicom in China

The agreement extends Nokia’s GSM footprint and leadership in mobile softswitch deployment in China

Espoo, Finland - Nokia, a leading mobile networks supplier, announced today that it has won a GSM network expansion deal with Sichuan Unicom, a subsidiary of China Unicom. The agreement is Nokia’s first with Sichuan Unicom and marks a significant milestone for Nokia in entering the GSM market in Sichuan and West China. The deal also highlights Nokia’s leading position in mobile softswitch systems deployment in the China area.

Under the agreement, Nokia will deploy its GSM radio and core networks, including the Nokia MSC Server mobile softswitch, in 4 cities in the Sichuan Province. Nokia also provides an extensive range of services, including network planning, optimization and rollout services. Deliveries have started and the network expansion will be fully operational by August 2006. The agreement is another significant milestone for Nokia in Sichuan following the Chengdu R&D Center expansion, announced in April 2006.

“We are extremely delighted with our progress in the GSM business and deepening cooperation with mobile operators in China,” said Yuan Wei, Vice President, China Area, Networks, Nokia. “The mobile market and the number of subscribers in China are growing fast and steadily. With our global experience and strong end-to-end localization commitment, we support mobile operators in bringing state-of-the-art mobile services to their customers.”

In addition to this breakthrough agreement, Nokia further points to its leadership in mobile softswitch deployment in China. To date, the Nokia MSC Server System capacity of more than 20 million lines has been put into operation in the Chinese market. The 3GPP compliant Nokia MSC Server System is a cost-optimizing solution within Nokia core networks. It can reduce core networks operating expenditure by 30-70% and provides operators with higher capacity, better transmission utilization, and an ability to offer their subscribers a smooth migration path to 3G and All-IP in the future.

The Nokia MSC Server mobile softswitch is a circuit core network architecture fully compatible with GSM/EDGE and WCDMA 3G. Nokia leads the global mobile softswitch market with over 90 customers for the Nokia MSC Server System, almost 40 of which are already in commercial use. Nokia is one of the first GSM/WCDMA mobile suppliers in the China area, where mobile subscribers are served by the capacity of more than 100 million lines, provided by Nokia’s Mobile Switching Center (MSCi) and MSC Server mobile softswitch.

About Nokia

Nokia is committed to long-term development and preferred partnership in China. With strong local R&D, manufacture and innovative technologies, Nokia has continuously strengthened its market position in China as a leading supplier of mobile devices and mobile networks. Nokia is one of the largest exporters in the Chinese mobile telecommunications industry.  Nokia has six R&D units, four manufacturing sites and widespread operations in Mainland China, Hong Kong, Macao and Taiwan. The total number of Nokia employees in China area is over 6,000.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 22, 2006

Nokia Multimedia Car Kit CK-20W takes multimedia from mobile to automobile

New handsfree solution from Nokia integrates personal music box and convenient navigation

Düsseldorf, Germany and Espoo, Finland - Nokia today launched the Nokia Multimedia Car Kit CK-20W, the first integrated handsfree solution to combine high-quality communication, music, navigation and push-to-talk* in the car.** Thanks to a Pop-Port(TM) interface and Bluetooth*** wireless technology, the easy-to-use system is compatible with a broad range of mobile phones and delivers excellent audio quality featuring DSP (Digital Signal Processing).

Previously, drivers who wanted to retrofit their cars with music, navigation or communication had to install each system separately. Now, the new Nokia Multimedia Car Kit CK-20W bundles all these applications in a single solution. It can be used with a compatible mobile phone as a personal in-car music player music box or in connection with the Nokia Navigation Pack LD-2 for convenient navigation. The comfortable operating unit puts phone, music and navigation functions at the user’s fingertips. “This product represents a major step towards achieving our goal of fuelling the convergence of multimedia and automotive communication in the aftermarket”, commented Wolfgang Gärtner, Senior Category Manager, Nokia Automotive.

Music stored on a compatible mobile phone can be played over the vehicle speakers in stereo quality using a cable connection or via Bluetooth streaming, based on the Bluetooth A2DP Profile. This turns the mobile phone into an in-car music player, with functions like start/stop, previous/next track readily accessible on the operating unit of the handsfree system. Owners of mobile MP3 players like the Apple iPod can also connect their player to the Nokia Multimedia Car Kit CK-20W using the cable that comes with the car kit or via Bluetooth -if supported by the respective player.

In addition to handsfree functionality and music, another asset offered by the system is navigation. The combined package made up of the Multimedia Car Kit CK-20W and the Nokia Navigation Pack LD-2 also includes the ‘ROUTE 66 Mobile 7’ software application, which works with most S60 based Nokia mobile devices and other S60 based phones****, as well as a GPS receiver to hook up with the Multimedia Car Kit CK-20W. The GPS receiver is installed in the car for optimum performance and it does not require charging. When the navigation software is used in the car, GPS data is transmitted to the phone over a Bluetooth connection. The navigation instructions are shown on the display of the mobile phone which should preferably be in a holder. The map with driving instructions is scalable. Spoken cues are conveyed over the handsfree system.

The Nokia Multimedia Car Kit CK-20W always gives priority to voice communications. The operating concept ensures, for example, that music playback is automatically muted when a call comes in or a navigation voice prompt is played. In the case of the navigation function, the user has the choice of selecting an alternative setting that allows both the phone audio to be on with the navigation simultaneously, or for a short beep for each change in direction to alert the user to check the route on the mobile phone display.

The Nokia Multimedia Car Kit CK-20W and the Nokia Navigation Pack LD-2 with the ROUTE 66 software and a GPS receiver are expected to be available in the third quarter of 2006. Depending on needs and destination, various versions of ROUTE 66 are available, each covering a country or region in Europe or North America (USA and Canada).

*“Push-to-talk” is a bidirectional form of communication in which the user simply pushes a button on the Nokia CK-20W to communicate directly with one or several parties - similar to a walkie-talkie.  This service is network dependent. Please contact your mobile operator for further information on availability and tariffs.

** Many jurisdictions have laws regarding the use of a phone in a vehicle environment. Obey all local laws. Always keep your hands free to operate the vehicle while driving. Your first consideration while driving should be road safety.

*** Bluetooth is a registered trademark of Bluetooth SIG, Inc.

This system supports the A2DP Profile: Advanced Audio Distribution Profile/1.0 and the AVRCP Audio/Video Remote-Control Profile.

**** For further details please go to www.nokia.com; for other S60 based phones, please see www.s60.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Germany

Communications

Tel. +49 211 94127589

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 22, 2006

Nokia opens a new office in Beirut

New office will bolster Nokia’s commitment to the region and highlights company’s leading position

Beirut, Lebanon - Nokia, the global leader in mobile communications, today re-enforced its commitment to the Middle East and Africa area by announcing the opening of a new office in Beirut, which will cater to Nokia’s business in the Levant.  The office is the first for Beirut and Lebanon and will also be critical in Nokia’s ongoing efforts to build presence in the area and in strengthening relationships with governments and key industry players.

The office will play an important role in serving Nokia’s rapidly expanding consumer base in the market by giving consumers access to Nokia’s latest mobile telecommunications technologies and to the expertise that supports them.  Nokia recognises the area’s ever-changing telecommunication environment, driven by increased technological complexity, rapid subscriber growth, convergence, and the consequent need by both network operators and consumers for greater levels of solution customisation and local support as reasons for the creation of an additional hub and corporate office.

“It is, yet again, exciting times for Nokia in the Middle East and Africa area,” said Timo Toikkanen, Senior Vice President, Customer and Market Operations, Middle East and Africa, Nokia. “The mobile telecommunications industry is currently witnessing tremendous growth and Nokia is at the forefront of this growth. Our announcement today is a reflection of our ongoing commitment to our large consumer base in Middle East and Africa in general, and the Levant in particular.”

“The attributes of Nokia’s leadership position are mirrored in our comprehensive and ever-growing product portfolio, our extensive research and development, and our ability to move rapidly to meet consumer demands,” Toikkanen continued. “Moreover, Nokia also has a strong sense of corporate social responsibility and we strive to be a good corporate citizen by contributing to societies we operate in”.

“The mobile subscriber growth rate in the Middle East and Africa is one of the highest in the world,” commented Walid Moneimne, Senior Vice President for Central Europe Middle East and Africa, Networks, Nokia. “There are currently 2.2 billion mobile phone subscribers worldwide and we expect that in 2008 this number will reach 3 billion, with much of that growth happening in the Middle East and Africa area.”

“Nokia’s business group Networks has firm presence and a strong foothold in Middle East and Africa,” added Moneimne. “We will continue to work closely with our customers, operators, governments and regulators to ensure that we continue to deliver cutting-edge technology and state-of-the-art products and services.”

The addition of the Beirut office to the many offices that the company has set up recently across Middle East and Africa reflects the company’s commitment to getting closer and closer to its consumers, distributors and operators.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Manning Selvage & Lee PR Agency

Fouad Kassem

Tel. +971 4 367 2595

Fax. +971 4 367 2615

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Nokia is a trademark of Nokia Corporation. Other product and company names mentioned herein may be trademarks or tradenames of their respective owners.

PRESS RELEASE

May 23, 2006

Nokia in China for the future

Construction of Nokia’s China Campus starts in the Beijing Economic-Technological Development Area

Beijing, China - Nokia, the world leader in mobile telecommunications, today announced its selection of the Beijing Economic-Technological Development Area (BDA) as the location for its Nokia China Campus. The campus will consist of their China headquarters, R&D centers, and mobile phone manufacturing base.  Attendees of the ground breaking ceremony included Jorma Ollila, Chairman and CEO of Nokia, as well as officials from the Central government, the Beijing government, Beijing’s Economic-Technological Development Area and other Nokia partners.

The Nokia China Campus will be the new headquarters for Nokia’s activities in the Greater China Area. It will create a world class campus that, at its opening in the later part of 2007, will host over 1500 of Nokia’s talented staff from R&D, sales and marketing operations, pre-production, logistics, sourcing and manufacturing operations. Eventually, more than 2000 Nokia employees will be based in this new hub.

“We are proud to be the first multinational company to build their China headquarters in the BDA area.” Mr. Ollila said during his speech, “For us it will integrate all parts of our operations in one location, providing unique opportunities for exchange of information and ideas, as well as for very effective operations across all of Nokia and with our partners. For Xingwang Park and BDA it means the kick-off of a new phase of development, going from being a primarily manufacturing based area to being a true world class end-to-end business park - a business park that over time will potentially rival the reputations of the world famous high-tech business parks of the world.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, China

Communications

Tel. +8610 6539 2828

E-mail: thomas.jonsson@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 23, 2006

Nokia Services partners to expand its messaging solution portfolio

Espoo, Finland - Nokia has signed an agreement with Finland’s Tecnomen that will bolster its consulting and integration (C&I) solution portfolio, helping both companies meet the growing demand for next generation voice and video messaging.

The global partnering model improves both Nokia’s and Tecnomen’s position in the Value Added Services market. Joint customer cases are now ongoing in Europe, the Middle East and Asia Pacific regions, and the first deliveries have already started.

“We are pleased to work with Nokia as system integrator for our solutions. Nokia’s strong market presence and stellar track record in delivering value-added service platforms are second to none in the business,” said Jarmo Niemi, President and CEO, Tecnomen Corporation.

“This agreement further enhances Nokia’s capabilities to better meet customer demand. It complements our strong portfolio of messaging solutions, helping us deliver 3G voice and video mail solutions in convergent networks,” says Timo Tenhovuori, Director for Service Delivery Solutions, Networks, Nokia.

Nokia provides a full range of support and services to help operators differentiate and innovate their mobile offerings, with close to 20 years’ experience in the field. Nokia C&I, part of the Services Business Unit within Networks, has completed more than 350 service delivery platform customization and integration projects globally.

About Tecnomen

Tecnomen develops messaging and charging solutions for telecoms operators and service providers worldwide. Founded in 1978, it is one of the leading suppliers of messaging and charging solutions. Tecnomen markets its products and services through its own worldwide organization, as well as through global and local partners, and has supplied its products to customers in over 50 countries. Headquartered in Espoo, Finland, Tecnomen has 380 employees working in 13 locations. The company’s shares are quoted on the Main List of the Helsinki Stock Exchanges. For more information on Tecnomen visit www.tecnomen.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Tecnomen Corporation

Jarmo Niemi, President and CEO

Tel +358 9 8047 8799

www.nokia.com

PRESS RELEASE

May 24, 2006

Nokia releases ‘Web Browser for S60’ engine code to open source community

Mobility-enhanced code release to drive open source collaboration, reduce browser fragmentation & deliver true web rendering on smartphone devices

World Wide Web Conference 2006, Edinburgh, Scotland - Nokia today announced the release to the global open source software community of the source code for S60 WebKit, the engine for its leading-edge Web Browser for S60, marking a turning point in the drive toward an open code base for web browsers used on mobile devices.

Nokia’s contribution of the S60 WebKit source code, with key mobility enhancements that make WebKit easier to port to different mobile platforms, will enable reduced fragmentation in the next generation of mobile browsers, simplifying content development for the mobile web and accelerating adoption of mobile browsing by millions of smartphone users worldwide.

The web browser source code released by Nokia comes under the terms of the open source BSD License, a highly permissive software license with few requirements that is one of the most popular licenses among free software developers worldwide. The source code will be made available to open source developers through the WebKit Open Source Project (www.webkit.org).

Nokia’s open sourcing of the engine to its high-performance S60 mobile browser, which replicates on handheld devices the true web-page rendering of complete desktop browsers, marks the start of a collaborative open source effort that will enable smartphone users industry-wide to push beyond the millions of mobile-friendly pages currently on the web and begin to experience full web browsing of the estimated 25 billion pages on the Internet today.

“Nokia’s open source based Web Browser for S60 leads the way for Internet browsing on mobile devices,” said Przemek Czarnecki, executive vice president of Terminal Technology, T-Mobile International. “Its innovative handling of website navigation, which is similar to using a web browser on the desktop, is of particular interest to T-Mobile as we are closely working on Internet browsing with our product ‘web’n’walk’. The use of open source to achieve greater website compatibility is an important strategy for the mobile industry.”

Nokia’s recently launched Web Browser for S60 enables full mobile browsing of complete web pages as they exist on the Internet, leveraging compatibility with AJAX technologies and support for dynamic HTML and scripting language. The release of source code for the S60 Webkit browser engine, based on WebCore and JavaScriptCore components of Apple’s award-winning Safari browser, will be accompanied by Nokia’s active participation with the open source community in developing further enhancements to the browser, sharing changes to the core browser engine as they are made in real time.

“This initiative will attract a critical mass of open source software developers to build a consistent, web browser engine as the clearest path to minimize fragmentation in the mobile browser market,” said Lee Epting, vice president of Nokia’s global software developer support program, Forum Nokia. “With nearly 100 million smartphones deployed worldwide, a common open source solution driving mobile web browser consistency will deliver on the long-awaited promise of full-web browsing and a true web experience for smartphone users around the globe.”

“Nokia is pleased to deliver its mobility enhancements to the S60 browser engine and excited that developers will be collaborating through Webkit with the open source community on real-time evolution of the browser core code, paving the way toward broad adoption of an open source solution for next-generation browsing throughout the mobile industry,” said Heikki Heinaro, vice president for S60 applications, Nokia.

In addition to its modular, extensible architecture and open interfaces, key features of the code that Nokia is contributing to the open source community include:

• Memory manager, designed specifically to handle out-of-memory situations on the device;

• Mouse Pointer, delivering a desktop-like navigation experience;

• Frames rendered as tables;

• Full support for “Text Search” capabilities;

• Reference UI, a reference implementation of standard browser user-interface features;

• Full mobility support for dynamic HTML and the scripting language that enables it; and,

• Preservation on mobile screens of original designer-intended web page layouts, with text custom-fitted to the mobile display width.

The first Nokia devices to include the Web browser for S60 will be ESeries (E60, E61 and E70) and NSeries devices (N71, N73, N80, N91, N92 and N93), as well as the Nokia 3250 Phone. Shipment of select models has already begun and others will come available throughout the remainder of the second quarter.

More information about Web Browser for S60 can be found online at http://s60.com/browser.   Developers wishing to learn more about available tools enabling them to modify and contribute to the Web browser for S60, as well as build on top of the browser to provide rich content for their applications, can visit http://opensource.nokia.com/projects/S60browser.

About S60

The S60 platform, built on the Symbian OS, is the leading smartphone software in the world and it is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 platform allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information about S60 news and community, please visit www.s60.com ..

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com ..

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

www.nokia.com

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia Corporate Communications - Global Developer Program

Charles Chopp

Nokia Americas

Tel. +1 972 894 4573

communication.corp@nokia.com

www.nokia.com

PRESS RELEASE

May 24, 2006

Nokia confirms its strong, leading GSM IPR position

Espoo, Finland - Nokia has today learned from a Qualcomm press release that Qualcomm has filed a complaint for alleged patent infringement against Nokia Corporation in the United Kingdom apparently involving two patents.

Nokia is not surprised that Qualcomm has once again chosen to litigate.

Nokia is yet to receive a copy of the complaint or analyze the details; therefore, Nokia cannot comment on the substantive aspects of the claims. Based on our current information, Nokia does not believe that Qualcomm is entitled to an injunction.

Nokia has declared 223 patents as essential to the GSM standard where the total number of declared essential patents is close to 800 making Nokia a world leader in the development of GSM/GPRS/EDGE. Qualcomm’s position in GSM is clearly inferior to Nokia’s.

Nokia will analyze Qualcomm’s claims when it obtains the complaint and will defend itself to ensure that its rights are fully protected.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices, and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Anne Eckert, Director,

Technology & Strategy Communications

Mobile: +44 791 7231 929

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 26, 2006

Nokia receives a payment of USD 341 million from the Turkish government in the settlement of the Telsim matter

Espoo, Finland - Nokia has received a settlement payment of USD 341.25 million following the completion of the sale of Telsim’s assets, in accordance with an arrangement with Telsim and the Turkish Savings and Deposit Insurance Fund (TMSF), which sold Telsim’s assets to Vodafone.  This follows the settlement reached in August 2005 of Nokia’s financial claims against Telsim, subject to the successful sale of the Turkish network operator’s assets.

Nokia is pleased with the resolution of the issue with Telsim.  The closing of the settlement agreement opens the way for Nokia’s continued support for Telsim’s operations, which will benefit not only Telsim’s subscribers but also the Turkish telecommunications market at large.

Nokia’s claims arose from Telsim’s default on its repayment obligations under a loan facility related to network equipment delivered in 2000.  In February 2004, the Arbitral Tribunal in Zürich fully approved the claim against Telsim.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 29, 2006

Get hooked on Creatures of the Deep for N-Gage at www.mobileangler.com

Espoo, Finland - An official website for Creatures of the Deep, a fishing game for Nokia’s next generation mobile gaming platform, was unveiled today, featuring a blog-powered news section, fun interactive hidden treasures, and a teaser trailer at www.mobileangler.com.

The website is designed by award-winning Juicy Studios as a multi-level underwater depth experience with strong community features and fun interactive elements. Each menu option submerges you from the surface to the ocean floor as you explore the underwater world. The stunning 3D graphics are even reproduced in the game itself including weather effects and day to night cycles.

“Creatures of the Deep and its respective website, reinforces that Nokia is pushing the boundaries of mobile gaming forward,” says Brandon Crick, Games Marketing Manager, Multimedia, Nokia. “Creatures of the Deep takes advantage of mobile device technologies such as vibration feedback and camera motion tracking. Every nibble and the true fight of the fish are felt through tactile vibration feedback. The player can also use the camera motion sensing feature to perform a physical cast. Adding these elements with stunning visuals is a testament to what is possible with Nokia’s next generation mobile gaming experience.”

Creatures of the Deep takes you on a made-for-mobile fishing adventure. Travel through some of the world’s most exotic angler destinations, cast your line and catch boatloads of fish, sea creatures, and underwater items to store in your virtual live-well. The single player career mode will challenge you with dozens of quests as you freely roam the expansive fantasy and real-world fishing destinations. Compete in tournaments online via the N-Gage Arena to determine who will wear the crown of the ultimate angler worldwide.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 30, 2006

Nokia Corporation and Nokia, Inc., Enforce Anti-Counterfeiting Measures

Importer of Counterfeit Nokia Mobile Phones and Accessories Federally Prosecuted

Espoo, Finland - Resulting from a civil action pursued by Nokia Corporation and Nokia, Inc., United States District Judge Jose E. Martinez of the Southern District of Florida has found Suplimet Corporation and Hermann Lozano in contempt of a prior permanent injunction enjoining Suplimet from trafficking in counterfeit Nokia products. As part of the ruling Judge Martinez awarded Nokia damages of $1,360,000 against Suplimet and Lozano.

In the Federal criminal prosecution Suplimet, Lozano and Xavier Lozano, the defendant’s brother, each plead guilty to trafficking in counterfeit Nokia products and were sentenced on January 31, 2006. Messrs. Lozano both received 72-month sentences and were immediately remanded to jail. Upon release both will be subject to deportation proceedings to their respective country.

With an increase in counterfeiting activities in the mobile device and accessory industry, Nokia has strengthened its anti-counterfeiting program against importers and distributors of counterfeit Nokia products. The program is part of efforts to maintain Nokia’s reputation for creating and supplying high quality mobile phones and accessories and to protect consumers from counterfeit products that could be dangerous.

“Nokia will vigorously pursue counterfeiters domestically and abroad, as well as continue to work with Federal and state law enforcement to stop counterfeiting of Nokia’s products,” said Lucy Nichols, director, Brand Protection, Nokia. “We welcome this federal prosecution and conviction of Suplimet and Messrs. Lozano as this conviction and significant sentence highlights the seriousness of counterfeiting and the damage it does to both manufacturers and consumers alike.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Inc.

Communications

+1 972 894 4573

communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel